UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

APOGEE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

03770N 101

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400
West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

July 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 3,800,936(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 3,800,936(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,936(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(2)
14	TYPE OF REPORTING PERSON
IA

(1)	The securities include (a) 2,941,176 shares of common stock, $0.00001 par value (“Common Stock”), and (b) 859,760 shares of Common Stock issuable upon conversion of 859,760 shares of Non-Voting Common Stock, par value $0.00001 per share (the “Non-Voting Common Stock”), the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

(2)	Based on 37,187,654 shares of Common Stock outstanding as of July 18, 2023.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 277,339(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 277,339(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,339(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.74%(2)
14	TYPE OF REPORTING PERSON
PN

(1)	The securities include (a) 55,913 shares of Common Stock, and (b) 221,426 shares of Common Stock issuable upon conversion of 221,426 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock.

(2)	Based on 37,187,654 shares of Common Stock outstanding as of July 18, 2023.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 3,906,202(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 3,906,202(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,906,202(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(2)
14	TYPE OF REPORTING PERSON
PN

(1)	The securities include (a) 1,992,734 shares of Common Stock, and (b) 1,913,468 shares of Common Stock issuable upon conversion of 1,913,468 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

(2)	Based on 37,187,654 shares of Common Stock outstanding as of July 18, 2023.

1	NAME OF REPORTING PERSON Fairmount Healthcare Co-Invest II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 892,529(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 892,529(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,529(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.40%(2)
14	TYPE OF REPORTING PERSON
PN

(1)	The securities include 892,529 shares of Common Stock.

(2)	Based on 37,187,654 shares of Common Stock outstanding as of July 18, 2023.

1	NAME OF REPORTING PERSON Peter Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 3,800,936(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 3,800,936(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,936(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(2)
14	TYPE OF REPORTING PERSON
IN

(1)	The securities include (a) 2,941,176 shares of Common Stock, and (b) 859,760 shares of Common Stock issuable upon conversion of 859,760 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

(2)	Based on 37,187,654 shares of Common Stock outstanding as of July 18, 2023.

1	NAME OF REPORTING PERSON Tomas Kiselak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Slovak Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 3,800,936(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 3,800,936(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,936(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(2)
14	TYPE OF REPORTING PERSON
IN

(1)	The securities include (a) 2,941,176 shares of Common Stock, and (b) 859,760 shares of Common Stock issuable upon conversion of 859,760 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

(2)	Based on 37,187,654 shares of Common Stock outstanding as of July 18, 2023.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.00001 par value (“Common Stock”), of Apogee Therapeutics, Inc. (the “Company”). The address of the principal executive offices of the Company is 221 Crescent St., Building 17, Suite 102b, Waltham, MA 02453.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund LP, a Delaware limited partnership (“Fund I”); (3) Fairmount Healthcare Fund II LP, a Delaware limited partnership (“Fund II”); (4) Fairmount Healthcare Co-Invest II LP, a Delaware limited partnership (“Co-Invest”); (5) Peter Harwin; and (6) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount Funds Management, Fund I, and Fund II are collectively referred to herein as the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount Funds Management serves as investment manager for Fund I, Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Company held by Fund I, Fund II and Co-Invest. Fund I, Fund II and Co-Invest have delegated to Fairmount Funds Management the sole power to vote and the sole power to dispose of all securities held in Fund I’s, Fund II’s and Co-Invest’s portfolio, including the shares of Common Stock reported herein. Because Fund I, Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, Fund I, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount Funds Management is Fairmount Funds Management GP LLC (“Fairmount GP”). As managing members of Fairmount GP, Mr. Harwin, and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount Funds Management. Fairmount Funds Management, Fairmount GP, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount Funds Management, Fairmount GP, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)

The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through Fund I, Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.

(d)(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Common Stock purchased and currently owned by the Reporting Persons is $84,999,992. The source of the funding for the purchases of the Common Stock was the general working capital of the Reporting Persons. The information set forth in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their positions in the Common Stock for investment purposes. The Reporting Persons acquired the shares of Common Stock from the Company through a combination of private placements prior to the Company becoming a public company and the Company’s initial public offering (the “IPO”). While the Reporting Persons do not have any current plans, proposals or agreements with respect to the shares of Common Stock except as otherwise disclosed herein, the Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

Mr. Harwin and Mr. Kiselak each serve as a member of the board of directors of the Company, and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

The Reporting Persons own 9.99% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of July 18, 2023. The Reporting Persons’ securities include (a) 2,941,176 shares of Common Stock, and (b) 859,760 shares of Common Stock issuable upon conversion of 859,760 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

Initial Public Offering

On July 13, 2023, Fund I, Fund II and Co-Invest purchased an aggregate of 2,941,176 shares of Common Stock at $17.00 per share in the IPO, which closed on July 18, 2023, an aggregate purchase price of $49,999,992. Fund I, Fund II and Co-Invest purchased these shares of Common Stock for investment purposes.

Acquisitions Prior to the Company’s Initial Public Offering

Prior to the IPO, Fund I and Fund II purchased an aggregate of 10,000,000 Series A preferred units of Apogee Therapeutics, LLC (“Series A Preferred Units”) at an aggregate purchase price of $10,000,000 and an aggregate of 7,565,304 Series B preferred units of Apogee Therapeutics, LLC (“Series B Preferred Units”) at an aggregate purchase price of $25,000,000.

Contribution and Exchange Agreement

Pursuant to a Contribution and Exchange Agreement, effective July 13, 2023 (the “Contribution and Exchange Agreement”), immediately prior to the effectiveness of the registration statement for the IPO, Fund I and Fund II’s Series A Preferred Units and Series B Preferred Units were exchanged for 6,743,321 shares of Non-Voting Common Stock. Each share of Non-Voting Common Stock is convertible into one share of Common Stock at any time at the option of the holder without payment or additional consideration, subject to a 9.99% beneficial ownership limitation, which may be increased or decreased by the holder upon 61 days’ notice to the Company. The foregoing description of the Contribution and Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Contribution and Exchange Agreement, a copy of which is referenced as Exhibit 99.2 hereto and is incorporated herein by reference.

Registration Rights Agreement

Effective July 13, 2023, Fund I and Fund II entered into a Registration Rights Agreement (the “RRA”) with the Company and the other signatories thereto. The RRA provides certain holders of the Company’s capital stock with certain registration rights, including the right to demand that the Company file a registration statement or request that their shares be covered by a registration statement that the Company is otherwise filing. The RRA will terminate upon the earliest to occur of: (i) three years after the completion of the IPO; (ii) the closing of a merger or consolidation in which (A) the Company is a constituent party or (B) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation; or (iii), with respect to any particular holder, at such time that such holder can sell its shares, under Rule 144 or another similar exemption under the Securities Act of 1933, as amended, during any three-month period without registration. The foregoing description of the RRA does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, a copy of which is referenced as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 37,187,654 shares of Common Stock outstanding as of July 18, 2023. The Reporting Persons’ securities include (a) 2,941,176 shares of Common Stock, and (b) 859,760 shares of Common Stock issuable upon conversion of 859,760 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.

Fairmount Funds Management is the investment manager or adviser to Fund I, Fund II and Co-Invest, and has voting and dispositive power over shares of Common Stock held on behalf of Fund I, Fund II and Co-Invest. Other than as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Fairmount Funds Management is entitled to a fee for managing and advising Fund I and Fund II based upon a percentage of the net asset value of Fund I and Fund II, as well as a performance fee if earned, and a performance fee if earned for managing and advising Co-Invest.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.4	Form of Contribution and Exchange Agreement (incorporated by reference to Exhibit 2.1 of the Company’s Form S-1/A filed with the SEC on July 3, 2023).

99.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.2 of the Company’s Form S-1/A filed with the SEC on July 3, 2023).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of July 21, 2023.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE CO-INVEST II LP

/s/ Peter Harwin	/s/ Tomas Kiselak
Peter Harwin	Tomas Kiselak
Managing Member	Managing Member

/s/ Peter Harwin
Peter Harwin

/s/ Tomas Kiselak
Tomas Kiselak